20 August 2002

02049681

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
AUG 27 2002
WASH. D.C. 154 SECTION

Attention: Filing Clerk

Dear Sir

SUPPL

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
20 August 2002	Announcement to Australian Stock Exchange Tokyu – Terminate Joint Venture Discussions on Expiry of MoU

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dw 9/5

Lend Lease
CORPORATION

20 August 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By facsimile: 0015 64 4 473 1470

Pages: Four (4) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE CORPORATION (ASX: LLC), TOKYU CORPORATION LIMITED (TSE:9005) AND TOKYU LAND CORPORATION (TSE: 8815) TERMINATE JOINT VENTURE DISCUSSIONS ON EXPIRY OF MOU

Lend Lease Corporation Limited ("Lend Lease"), Tokyu Corporation and Tokyu Land Corporation announced today the termination of formal negotiations on the expiry of the Memorandum of Understanding ("MoU") between Tokyu and Lend Lease to establish a joint venture real estate investment trust (J-REIT) management business in Japan.

Attached is a copy of our joint release, together with a copy of the release sent to the Tokyo Stock Exchange by Tokyu Corporation.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Attch

Lend Lease
CORPORATION

MEDIA RELEASE 20 AUGUST 2002

TOKYU CORPORATION LIMITED (TSE: 9005), TOKYU LAND CORPORATION (TSE: 8815) AND LEND LEASE CORPORATION (ASX: LLC) TERMINATE JOINT VENTURE DISCUSSIONS ON EXPIRY OF MOU

- Dialogue To Continue -

Tokyu Corporation, Tokyu Land Corporation and Lend Lease Corporation announced today the termination of formal negotiations on the expiry of the MoU between Tokyu and Lend Lease to establish a joint venture real estate investment trust (J-REIT) management business in Japan.

Tokyu and Lend Lease signed a Memorandum of Understanding in June 2001 to examine the feasibility of collaborating in a wide range of real estate investment related businesses in Japan, with the first priority of that business being the formation and listing of a J-REIT on the Tokyo Stock Exchange during the fiscal year commencing April 2002. The three parties have agreed that Tokyu will proceed with the J-REIT formation as planned, whilst Lend Lease will pursue other opportunities to grow its businesses in Japan. Tokyu and Lend Lease will continue with discussions with respect to collaborating on a wide range of real estate investment related businesses.

Mr Kiyofumi Kamijo, President of Tokyu Corporation, said "Tokyu Corporation and Tokyu Land Corporation will continue with plans to launch a J-REIT in 2003. This strategic initiative is vitally important to the future of the Tokyu Group, as it illustrates our new business model."

Mr David Higgins, Chief Executive Officer of Lend Lease Corporation, said "The negotiations between Tokyu and Lend Lease had identified much common ground. However, it has not been possible to agree a basis upon which to move forward together with the J-REIT management business at this time.

"We have developed a great deal of respect for Tokyu. Both organisations have learned much from each other over the last twelve months, and we intend to continue our dialogue with Tokyu.

"Lend Lease has been active in the real estate sector in Japan for 15 years through Bovis Lend Lease, which has a solid project management business base there. In Real Estate Investment Management, we have our distressed debt business platform which has US$6.7 billion in Assets Under Resolution in Japan, and our Global Fund made its first acquisition in Tokyo last year and is seeking further investment opportunities. We continue to see significant business potential in Japan and our resources on the ground will continue to seek out appropriate opportunities," Mr Higgins said.

END

MEDIA ENQUIRIES:

Roger Burrows
Lend Lease Corporation
02 9236 6116

Mary Beth Lally
Lend Lease Corporation
02 9236 6883

Agreement reached by the three companies on expiry of the Memorandum of Understanding

The three companies have agreed that the two Tokyu Group companies will proceed with the preparation for the J-REIT listing but that dialogue will continue among the three companies

Tokyu Corporation
Tokyu Land Corporation
Lend Lease Corporation

Since the signing of the Memorandum of Understanding on June 28, 2001, the three companies, Tokyu Corporation (President & Representative Director: Kiyofumi Kamijo, Head Office: Shibuya, Tokyo), Tokyu Land Corporation (President:Masatake Ueki, Head Office: Shibuya, Tokyo) and Lend Lease Corporation (CEO: David Higgins, Head Office: Sydney, Australia) have been carrying out a year-long joint feasibility study with the aim to collaborate in a wide range of real estate investment related businesses in Japan including, and in particular, in the endeavor to launch a real estate investment trust business. However, upon expiry of the Memorandum of Understanding, the three companies have agreed as follows:

1. The two Tokyu companies, Tokyu Corporation and Tokyu Land Corporation, and Lend Lease Corporation respect the difference in their views with regard to the optimal timing of the listing and have agreed that the two Tokyu Group companies will now proceed with the preparatory work for the J-REIT listing as planned.

2. Maximizing the results of the feasibility study carried out by the three companies, the two Tokyu companies will strive to launch the IPO of the proposed J-REIT by the end of FY2002 or early FY2003 targeting to raise approximately JPY 100 billion. Tokyu Real Estate Investment Management Inc. (TREIM), established in June 2001, will act as the investment management company.

3. Lend Lease Corporation will continue to seek and consider the possibilities of taking part in the real estate investment management business in Japan, while endeavoring to enhance the foundations of its Japan business. The three companies will continue to hold discussions to explore cooperative business opportunities in a wide range of areas.

F.Y.I.
The release has been distributed to the following press clubs.

Kabuto Club
The Press Club of the Ministry of Land, Infrastructure and Transport

The announcement was made simultaneously in Sydney, Australia.

For further enquiries please contact: -

Tokyu Corporation – Public Relations Dept. (Shinbori and Sasaki)
Tel: 03-3477-6086

Tokyu Land Corporation – Management Planning Dept. (Uchida and Hayashi)
Tel: 03-5458-0620

Lend Lease Corporation – Mr. Roger Burrows and Ms. Mary Beth Lally
Tel: 612-9236-6116 or 612-9236-6883